UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report:  October 6, 2014 (Date of earliest event reported)

Integrys Energy Group, Inc.
(A Wisconsin Corporation)

Illinois	1-11337	39-1775292
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

200 East Randolph Street Chicago, IL	60601-6207
(Address of Principal Executive Offices)	(Zip Code)

(312) 228-5400
(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01	Other Events.

On October 6, 2014, Wisconsin Energy Corporation (“Wisconsin Energy”) and Integrys Energy Group, Inc. (“Integrys”) issued a joint press release announcing that the registration statement on Form S-4 filed by Wisconsin Energy with the U.S. Securities and Exchange Commission (the “Commission”) on Aug. 13, 2014, as subsequently amended, which includes a joint proxy statement/prospectus of Wisconsin Energy and Integrys, was declared effective on October 6, 2014 by the Commission.

The companies also announced that they have each set the record date and meeting date for their respective special meetings for shareholders in connection with the proposed combination of Wisconsin Energy and Integrys.

Wisconsin Energy’s special meeting of shareholders will be held at 10 a.m. local time on Friday, Nov. 21, 2014, at Wisconsin Energy’s headquarters, 231 W. Michigan St., Milwaukee, Wisconsin. Integrys’s special meeting of shareholders also will be held at 10 a.m. local time on Friday, Nov. 21, 2014 in the Aon Building Auditorium, 200 East Randolph Street, South Lobby/Parking Level 1, Chicago, Illinois.

Each company’s shareholders of record as of the close of business on Monday, Oct. 13, 2014 will be entitled to vote at their respective meetings. Wisconsin Energy and Integrys expect to begin mailing the joint proxy statement/prospectus to their respective shareholders promptly following the record date for the shareholder meetings.  The joint proxy statement/prospectus will provide additional information and instructions for voting for shareholders of both companies.

A copy of the joint press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Additional Information and Where to Find It

The proposed merger transaction involving Wisconsin Energy Group (“Wisconsin Energy”) and Integrys Energy Group, Inc. (“Integrys”) will be submitted to the respective shareholders of Wisconsin Energy and Integrys for their consideration. In connection with the proposed merger transaction, Wisconsin Energy has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a joint proxy statement/prospectus for the shareholders of Wisconsin Energy and Integrys.  The registration statement was declared effective by the SEC on October 6, 2014.  In the coming days, each of Wisconsin Energy and Integrys will mail the joint proxy statement/prospectus to their respective shareholders and file other documents regarding the proposed merger transaction with the SEC.  Integrys urges investors and shareholders to read the joint proxy statement/prospectus, as well as other documents filed with the SEC when they become available, because they will contain important information.  Investors and security holders will be able to receive the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Wisconsin Energy at Corporate Secretary, 231 W. Michigan St. P.O. Box 1331 Milwaukee, WI 53201, or from Integrys at Integrys Energy Group, Inc., Investor Relations, 200 East Randolph Street, 23rd Floor, Chicago, IL 60601.

Forward-Looking Statements

This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Integrys and the combined businesses of Integrys and Wisconsin Energy and certain plans and objectives of Integrys with respect thereto, including the expected benefits of the proposed merger transaction. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the proposed merger transaction; the possibility that the expected synergies and value creation from the proposed merger transaction will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the proposed merger transaction making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters; the possibility that the proposed merger transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions; the risk that financing for the proposed merger transaction may not be available on favorable terms. These forward-looking statements are based on numerous assumptions and assessments made by Integrys in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication.  Integrys does not assume any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties at Integrys can be found in Integrys’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and in its reports filed on Form 10-Q and Form 8-K.

Participants in Solicitation

This communication is not a solicitation of a proxy from any investor or shareholder.  Wisconsin Energy, Integrys and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective shareholders of Wisconsin Energy and Integrys in favor of the proposed merger transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Wisconsin Energy and Integrys in connection with the proposed merger transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Wisconsin Energy’s executive officers and directors in its definitive proxy statement for its 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 21, 2014. You can find more information about Integrys’s executive officers and directors in its definitive proxy statement for its 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 27, 2014. You can obtain free copies of these documents from Wisconsin Energy and Integrys using the contact information above.

Non-solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Item 9.01	Financial Statements and Exhibits

(d)       Exhibits.

99.1	Joint Press Release of Wisconsin Energy Corporation and Integrys Energy Group, Inc., issued on October 6, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTEGRYS ENERGY GROUP, INC.

Date: October 6, 2014
	By:	/s/ Jodi J. Caro
Name: Jodi J. Caro
Title: Vice President, General Counsel and Secretary

INTEGRYS ENERGY GROUP, INC.

Exhibit Index to Form 8-K
Dated October 6, 2014

Exhibit Number

99.1	Joint Press Release of Wisconsin Energy Corporation and Integrys Energy Group, Inc., issued on October 6, 2014